SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  FORM 10-SB/A



          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934



                          L.A.M. PHARMACEUTICAL, CORP.
                          ----------------------------
                 (Name of Small Business Issuer in Its Charter)

                   Delaware                                 Applied For
          -----------------------                       --------------------
        (State or Other Jurisdiction of                    (IRS Employer
        Incorporation or Organization)                  Identification No.)

         800 Sheppard Avenue West, Commercial Unit 1,
         North York, Ontario, Canada                              M3H 6B4
         ---------------------------------------------       -----------------
          (Address of Principal Executive Offices)               (Zip Code)

                        1-877-526-7717 or (416) 633-3004
                    ----------------------------------------
                (Company's Telephone Number, Including Area Code)

   Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                 Name Of Each Exchange On Which
         To Be So Registered                 Each Class Is To Be Registered








        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common stock, $0.0001 par value
             ------------------------------------------------------
                                (Title of Class)



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                                TABLE OF CONTENTS


PART I........................................................................

  Item 1....Description of Business.

  Item 2....Management's Discussion and Analysis and Plan of Operation.

  Item 3....Description of Property.

  Item 5....Directors, Executive Officers, Promoters and Control Persons.

  Item 6....Executive Compensation.

  Item 7....Certain Relationships and Related Transactions.

  Item 8....Description of Securities.


PART II.......................................................................


  Item 1.Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

  Item 2....Legal Proceedings.

  Item 3....Changes in and Disagreements with Accountants.

  Item 4....Recent Sales of Unregistered Securities.

  Item 5....Indemnification of Directors and Officers.


PART F/S....


  Index to Financial Statements...............................................

PART III......................................................................


  Index to Exhibits...........................................................


SIGNATURES....................................................................

                                     PART I


Item 1.  Description of Business.

      L.A.M, Pharmaceutical, Corp. (the "Company") was incorporated in Delaware in July 1998. In September 1998 the Company acquired all of the issued and outstanding shares of LAM Pharmaceuticals LLC ("LAM") for 6,000,000 shares of the Company's common stock. LAM was organized in Florida in 1994 (initially as a partnership) to commercialize a new drug delivery system which offers patients, among other benefits, safer and more effective treatment for a number of serious diseases. Unless otherwise indicated, all references to the Company include LAM.

      In September 1998 the Company sold 3,930,000 shares of its common stock to twelve persons for $0.01 per share and sold 63,000 shares of its common stock to 61 persons for $0.10 per share. Between October 1998 and October 1999 the Company sold 399,500 shares of its common stock to 18 persons for $1.00 per share.

      Between June 1999 and February 2000 the Company sold convertible notes in the principal amount of $1,517,000 to 29 persons. The notes are unsecured, bear interest at 9.5% per year, and are due and payable at various dates between June 2000 and February 2001. At the option of the holder, each $1.00 of unpaid note principal may be converted into two shares of the Company's common stock.

      The objective of the Company is to develop, license, produce and sell novel and proprietary pharmaceuticals. Notwithstanding the above, the Company has not obtained U.S. Food and Drug Administration (FDA) approval for any of its products.

      All of the Company's products are in various stages of development and testing and the commercial sale of any of these products may not occur until December 2000 at the earliest. As a result, the Company expects to incur substantial losses for the foreseeable future.

      During the years ended December 31, 1997, 1998 and 1999 the Company had losses of $(499,626), $(458,807 and $(2,480,983) respectively. During the three months ended March 31, 2000 the Company had a loss of $(804,566). As of March 31, 2000 the Company had a shareholders' deficit of $(2,088,418). Accordingly there can be no assurance that the Company will be profitable.

      The Company is the owner of a proprietary drug delivery technology that involves the use of an original Ionic Polymer Matrix (IPM) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents.

      The IPM technology is not a drug in and of itself, but rather a new system for carrying, delivering and releasing drugs in a manner that can extend and/or improve their efficacy and safety.

      In order to fully understand and appreciate the significance and effectiveness of the Company's drug delivery technology it is important to understand how various drug-based formulations are applied to the skin and the ways that substances applied to the skin are absorbed by the skin and other structures of the body.

      For many years lotions, creams, suspensions and solutions of various natural (herbal) and therapeutic (drug) substances have been applied to the skin. When it comes to treating pain, sexual dysfunction and other disease states which emanate from structures of the body below the skin, topical therapy is not effective unless the therapeutic agent can penetrate the outer layer of the skin (stratum corneum) which acts as a protective barrier. This layer consists of numerous dead cells and cells in transition, which collectively form an effective barrier to penetration of substances, such as bacteria, in the air or in water. Thus the stratum corneum plays an important role in protecting the body from invasion by harmful substances.

      It is this same protective role which has posed a major challenge over the years regarding devising a mechanism that can effectively penetrate the stratum corneum for the purpose of delivering therapeutic substances to structures deep within the body.

      In 1994 the Company's scientists discovered that certain molecules, called polymers were found to possess strong electrical charges which, when combined with other polymers of a specific electrical charge, are able to effectively penetrate the outer layers of the skin. In addition, these molecules are able to attach or surround other molecules such as therapeutic drug molecules and carry them within a matrix through the outer layers of the skin into the deeper structures below. The Company's scientists recognized that these discoveries would be of great significance in regard to the delivery of therapeutic agents. This phenomenon, the ionic polymer matrix (IPM) delivery system, is covered by eight U.S. patents which are owned by the Company.

      IPM technology combines in a matrix, in a novel manner, those drugs which are well-established and generally regarded by the public, the regulatory authorities and the pharmaceutical industry as safe. Based on preliminary studies conducted to date, the Company believes that its IPM technology when combined with an active drug ingredient, will facilitate the delivery of greater amounts of drug to structures within the body than is otherwise possible. IPM therefore offers potential benefits by providing faster and more prolonged therapeutic activity, less intrusive and less painful methods of delivery and faster onset of therapeutic process.

      The Company's products are regulated in the United States by the FDA. The Company is of the opinion that the products being developed by the Company will be classified as a cosmetic, an OTC drug, or a new drug. Products classified as cosmetics or OTC drugs may be marketed without FDA approval. New drugs that are not cosmetics and that are considered an OTC drug must be approved by the FDA prior to marketing in the United States. Before human testing can begin with respect to a new drug in the United States preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of safety and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy within an expanded group of patients at geographically dispersed test sites.


      The Company believes that its IPM technology, when used with prescription drugs will be regulated as an unapproved new drug and will require approval by the FDA. Conversely, the Company's IPM technology, when used with a cosmetic or an OTC drug, could be marketed without FDA approval.

      The Company's initial approach has been and continues to be to research and develop applications of the IPM technology using well known and FDA approved or licensed drugs the patents for which have expired or which are not otherwise proprietary. This approach has a number of benefits:

o The properties, safety and efficacy of the drug that is to be delivered are well established and regulatory approvals or licenses for them have been granted in most or all important markets.
o The matrix materials used with the IPM technology are considered by the FDA to be safe for use in humans.
o The regulatory process required to gain approval or licenses for the drug-IPM delivery matrix should be substantially shorter than for a drug-IPM matrix where the drug is not approved or licensed.

      The Company plans to evaluate a limited number of IPM/drug formulations that have shown promise during preliminary clinical investigation. The Company's preferred course is to negotiate licensing agreements and/or joint ventures with larger pharmaceutical companies which have the financial resources to fund the research and/or clinical trials necessary to complete the development of the Company products.

      If the results of the clinical trials are promising, the Company may then be in a position to negotiate licenses which would generate sufficient revenue so as to allow the Company to exploit the IPM technology using a variety of other drugs. It should be emphasized that a number of risks may be associated with this approach. While preliminary results have been promising, there is no certainty that the efficacy of the IPM/drug formulations currently being tested will be borne out in subsequent clinical trials. In addition, more clinical studies may be requested by a potential licensee before it is willing to enter into an agreement.

      The Company's objective is to raise sufficient capital to enable it to sustain ongoing research and administrative overhead as well as to enable it to undertake the work necessary to obtain FDA approval for its products.

      The longer the Company is able to fund development and the clinical trials for its products and thereby establish their efficacy, the greater their value will be to a potential licensee given the reduced risk of failure. Consequently, the longer the Company retains sole ownership of the products the greater will be its bargaining position with prospective licensees and strategic alliance partners. Indeed, the industry places incrementally larger different values on drugs as they progress through the clinical trials required by the FDA.

      The Company plans to market its products in any country where a suitable market exists and which has approved the Company's products for sale.

      In July 1996, the Company entered into a joint venture agreement with South Florida Bio-availability Clinic ("SFBC"), a private company located in Miami, Florida. SFBC is a contract research firm which has conducted over 300 in Phase I, Phase II and Phase III clinical studies for major pharmaceutical corporations. Under the terms of the agreement, SFBC has conducted a number of studies in human patients for the purpose of the Company's FDA drug approval submissions.

      The agreement between the Company and SFBC provides that SFBC will provide office and laboratory space to the Company in it's Miami facilities. As part of this agreement, the Company has transferred its equipment and research activities from Toronto to Miami. SFBC also agreed to provide certain support staff and office infrastructure to the Company.

      This arrangement benefits the Company because it allows its researchers the ability to work in close proximity to SFBC staff. In addition, by obtaining studies at cost, the Company is able to move its research along at a faster pace than would have otherwise been possible.

      At the present time the Company is focusing its efforts on the following projects:

ARTHRITIC PAIN

      The Company has developed a transdermal (through the skin) IPM drug designed to be used in topical form for the relief of arthritic pain and pain caused by related conditions.

      At the present time, an effective transdermal preparation containing an NSAID (nonsteroidal anti-inflammatory drug) for the treatment of arthritis is not available on the market. The reasons for this are apparent when one considers the technical challenges that must be overcome to effectively penetrate the outer barrier of the skin.

      Under the  terms of the  Canada  Health  Act and  regulations,  specialist physicians are permitted a compassionate prescribing prerogative. This prerogative allows for the prescribing of drugs which have not yet been approved for sale in Canada, on a compassionate basis, for patients for whom no other available medication has provided relief. Administration of the Diclofenac-IPM on a compassionate basis at the Rothbart Pain Clinic in Toronto have yielded positive results in the treatment of arthritis.

      The Company's Diclofenac-IPM is a therapeutic preparation containing 30 mg. of diclofenac per ml. This clear, aqueous and highly absorbent gel is applied to the skin adjacent to the affected area. Within several minutes the preparation dries and therapeutic levels of diclofenac are delivered to the affected structures below the skin. In the case of a patient suffering from osteoarthritis of the knee, for example, the outer layer of the knee would be treated by the application of a small amount of the Company's Diclofenac matrix to the skin covering the knee and gently massaged for 20-30 seconds. After several minutes, the patient is able to resume his or her activities.

      In cases where the patient is experiencing acute pain, relief is apparent within ten minutes. Relief of the symptoms of arthritis often lasts for 4-6 hours. In many cases one application of several doses of diclofenac will settle or reduce the pain for longer periods. Thus the application of repeated doses is required only when it becomes necessary to control pain.

      The Company's Diclofenac matrix leaves no film or residue on the surface of the skin and therefore can be applied to clean skin at any time of the day or night. In addition to the gel matrix, the Company is currently working on a Diclofenac patch for long-term relief (up to 3 days) for symptoms of arthritis.

      The Company's Diclofenac-IPM gel is especially important for the treatment of arthritis in sufferers who experience acute inflammation and pain (flares). This is a common condition that occurs frequently in the joints and surrounding structures of patients suffering from osteoarthritis. Management of these acute flares is especially important for individuals who need to return to their daily activities in the shortest possible time. Clinical experience has demonstrated that when the Company's Diclofenac matrix is used for acute flares, relief of pain can occur in fifteen to twenty minutes and can last as long as twelve hours due to the ability of the IPM technology to deliver Diclofenac to affected structures beneath the skin.

      The most common form of arthritis is osteoarthritis, which affects an estimated 20+ million people in the United States and Canada. The most common form of medication used and prescribed for osteoarthritis is NSAID's. Examples of non prescription NSAID's are ASA and ibuprofen. The world's best selling prescription NSAID is diclofenac.

      A risk faced by all users of orally administered NSAIDs, in particular regular users, is NSAID-induced ulcers. NSAIDs are the most frequently used class of drug by those suffering from arthritis. It is estimated that over 20,000 deaths occur annually in Canada and the United States resulting from complications of NSAID-induced ulcers. One of the compassionate uses of the Company's Diclofenac-IPM has been to treat patients suffering from gastric side effects associated with the oral form of diclofenac. The topical administration of diclofenac through the Company's Diclofenac-IPM mechanism would obviate many of these risks and problems.

      The Company is proceeding with the development of a long acting form of an Diclofenac-IPM anti-inflammatory and analgesic. The Company is prioritizing its activities on the development of the previously mentioned patch and is in the process of conducting pilot studies on animals and on a compassionate basis in humans. Once these trials are concluded, the Company plans on filing the appropriate data for regulatory approval and enlarging the scope of its IPM patch research.

SEXUAL DYSFUNCTION DRUG

      The Company technology has been successfully used to develop a topical gel which, when applied to the genitals, provides a safe and effective treatment for male impotency, a problem affecting 140 million men worldwide. The gel is applied easily and without discomfort to the outside skin of the male genitals a few minutes before sexual intercourse. The side-effects experienced with tablets or intra-urethral treatments are minimized and are of a minor and infrequent nature. The Company's IPM matrix utilizes an established agent which has been approved for over 15 years. Pilot clinical trials conducted under the compassionate provisions of the Canada Health Act are currently being conducted in Toronto Canada.

      The Company's gel offers several major advantages over current treatments, (Viagra, Muse, etc.). Firstly, the gel is applied directly to the outside skin of the male genitals. Thus pain associated with invasive therapy is eliminated. Furthermore, side-effects associated with tablets (drug interactions) are reduced to a very low incidence and are very mild when they infrequently occur. Sexual activity can commence almost immediately after application of the gel (within 2 to 3 minutes).

      In December 1997, the Company granted an exclusive worldwide license to Ixora Bio-Medical Co. ("Ixora"), for the marketing, sale and distribution of certain of its transdermal drugs for the treatment of male and female sexual dysfunction. The Company has received licensing payments of $200,000 from Ixora and is to receive a further payment of $300,000 in September 2000. Ixora is required to reimburse the Company for all costs of clinical studies and related research required by the FDA or other government agencies as well as patent procurement and maintenance costs, provided however that after January 1, 2000 Ixora is not, without its consent, obligated to reimburse the Company for costs in excess of $10,000 per quarter. The Company will receive the following royalties on sales by Ixora:

o 9% of all Net Sales of licensed products approved by the FDA and for which the patent rights have not expired.

o 6.5% of all Net Sales of all licensed products which did not require FDA approval and for which the patent rights have not expired.

o 4.5% of all Net Sales of all licensed products for which the patent rights have expired or have been held to be invalid.

      For purposes of the license agreement the term "Net Sales" means gross sales less advertising/promotion expenses not exceeding 8% of gross sales and sales taxes.

      In January 1998 the Company acquired a 45% interest in Ixora for $207,360. As a result of subsequent sales by Ixora of its common stock to other persons, the Company, as of June 30, 2000, owned 37% of Ixora's common stock.

      Following completion in the latter part of 2000 of pilot trials for its sexual dysfunction drugs, and assuming these trials are successful, the Company plans to file the necessary applications with various regulatory authorities to commence Phase II and Phase III trials for the purpose of gaining marketing approval for these drugs. The trials should take approximately 12-18 months on an accelerated basis.

SKIN CARE

      The Company's IPM matrix spreads easily over large areas of skin, making it ideal for use as a cosmetic in various applications to the skin. Cosmetics are a multi-billion dollar a year industry that do not require approval before marketing, although cosmetics must be safe, contain appropriate cosmetic ingredients and be labeled properly. Various uses for the Company's product include controlling body odors, relief of dryness, and for moisturization. For example, the IPM matrix could be used as a lubricant, to replenish moisture and general skin conditioning, particularly because it is non-staining and non-irritating. When used with a fragrance, it could control odor. When combined with certain over-the-counter (OTC) drugs, the Company's IPM-drug matrix could be marketed as a cosmetic.

      Certain products marketed in the United States are considered cosmetics and OTC drugs because they make cosmetic claims as well as therapeutic claims and are intended to treat or prevent disease. Examples of such products include, but are not limited to, anti-dandruff shampoos; sunscreens; make-ups, moisturizers and skin care products that bear sunscreen, skin protectant or acne claims; products that make breath-freshening or whitening claims; antiperspirants that bear deodorant claims; and anti-microbial soaps. These products must comply with the FDA requirements for both cosmetics and OTC drugs.

      As a cosmeceutical, a combination of an OTC drug and a cosmetic product, the IPM matrix can be used for a variety of topical and other uses. These include use with certain antibiotic first aid products, antifungal drugs, dandruff, dermatitis and psoriasis control products, external analgesics, skin protectant-type products, such as for poison ivy and fever blisters and cold sores, first aid antiseptics, and anorectal products. Presently one cutaneous surgeon and dermatologist is conducting preliminary IPM skin care trials on approximately twenty patients in the Redding, California area. Since the Company is of the opinion that its skin care products will be classified as a cosmetic or an OTC drug, these skin care trials are being conducted without FDA approval.

GOVERNMENT REGULATION

      The Company's drug and cosmetic products are regulated in the United States under the Federal Food, Drug and Cosmetic Act (FD&C Act), the Public
Health Service Act, and the laws of certain states. The FDA exercises significant regulatory control over drugs manufactured and/or sold in the United States, including those that are unapproved.

    Federal  laws  such  as  the  FD&C  Act  cover  the  testing,   manufacture,
distribution, marketing, labeling, advertising (for prescription drugs), of all new drugs. Drug registration and listing requirements also exist.

    The Company is of the opinion that the products being developed by the Company will be subject to one or more of the following FDA classifications:

Cosmetics

      Cosmetics are generally the least regulated by the FDA compared to other products subject to the FD&C Act. The legal distinction between cosmetics and drugs is typically based on the intended use of the product, which is normally discerned from its label or labeling. Cosmetic products are those intended for "cleansing, beautifying, promoting attractiveness, or altering appearance" whereas drugs are those intended for "diagnosis, cure, mitigation, treatment, or prevention of disease", or that "affect the structure or any function of the body".

      A claim suggesting that a product affects the body in some "physiological" way usually renders the product a drug - even if the effect is temporary. A claim that the product penetrates and affects layers beneath the skin's surface most likely would be viewed by the FDA as a drug claim. However, claims that a product affects appearance through a "physical" effect are generally considered cosmetic claims. The FDA's rationale for this distinction is that a claim of a physiological effect is a claim that the product "affects" the structure or function of the body, which is one element of the statutory definition of a drug. A claim indicating that a product's effects are on the surface of the skin can be a cosmetic claim.

      Although cosmetics may be marketed without FDA approval, in order to be marketed lawfully as a cosmetic, the product must be properly labeled and each ingredient and each finished cosmetic product must be adequately substantiated for safety prior to marketing.

    Products which are not cosmetics, and which are marketed in the United States, must either comply with specified OTC drug regulations (monographs) or be specifically approved through the New Drug Application (NDA) or biologic licensure process.

OTC Drugs

      OTC drugs generally are defined as those drug products that can be used safely and effectively by the general public without seeking treatment by a physician or other health care professional. Thus, they do not require a prescription by a health care professional and are available at retail establishments. An OTC drug may be marketed without FDA approval if it conforms to a particular product monograph as described below and otherwise meets the requirements of the FD&C Act.

    OTC monographs lists active ingredients, their dosage levels, and uses (claims) for which OTC drug products are considered generally recognized as safe and effective for specific use and are not misbranded. If a particular level of an active ingredient and claim are allowed by a monograph, then a manufacturer may market a product containing that ingredient and bearing that claim without specific FDA approval - subject to compliance with other requirements of the monographs and FD&C Act, including drug registration and listing obligations. Aspirin is a common drug allowed by a monograph.

    If a drug product does not conform to a particular OTC monograph, then typically an New Drug Application must be reviewed and approved by the FDA prior to marketing. Unlike prescription drugs, OTC drugs must bear adequate directions for safe and effective use and warnings against misuse.

New Drug Applications and Biologic License Applications

      New drugs and products that are not cosmetics or devices and that are not covered by an OTC monograph must be approved by the FDA prior to marketing in the United States. Pre-clinical testing programs on animals, followed by three phases of clinical testing on humans, are typically required by the FDA in order to establish product safety and efficacy. The Company believes that its IPM technology, when used with approved or unapproved prescription drugs or biologics, will be regulated as an unapproved new drug or unapproved biologic and will require approval by the FDA.

      It is also possible that the IPM technology may be regulated as a combination drug and medical device, in which case it would be subject both to medical device and drug regulation.

      Medical device regulation is based on classification of the device into three classes, I, II, or III. Class III medical devices are regulated much like drugs, whereas Class I and II devices are subject to abbreviated clearance procedures. It is also possible that the use of the IPM technology with a monographed OTC drug could render the product an unapproved new drug, which would mean that the product is subject to new drug application approval requirements before marketing.

      The FDA may choose to regulate certain uses of the IPM technology as a medical device if it determines that the mechanism by which the IPM technology exerts its effects meets the definitional requirements of a medical device. A medical device is a product that, among other requirements, does not achieve its primary intended purposes through chemical action within or on the human body and is not dependent upon being metabolized for the achievement of its primary intended purposes. Although the Company expects that most uses of the IPM technology will be regulated as a drug, which is in essence a product that usually achieves its effects by chemical action or physiological action in or on the body, to the extent that the IPM technology is used to deliver pharmaceutically active ingredients, it can be subject to both medical device and drug regulation.

      The first stage of evaluation, pre-clinical testing, must be conducted in animals. After safety has been demonstrated, the test results are submitted to the FDA (or a state regulatory agency) along with a request for authorization to conduct clinical testing, which includes the protocol that will be followed in the initial human clinical evaluation. If the applicable regulatory authority does not object to the proposed study, the investigator can proceed with Phase I trials. Phase I trials consist of pharmacological studies on a relatively few number of human subjects under rigidly controlled conditions in order to establish lack of toxicity and a safe dosage range.

      After Phase I testing is completed, one or more Phase II trials are conducted in a limited number of patients to continue to test the product's safety and also its efficacy, i.e. its ability to treat or prevent a specific disease. If the results appear to warrant further studies, the data are submitted to the applicable regulatory authority along with the protocol for a Phase III trial. Phase III trials consist of extensive studies in large populations designed to assess the safety of the product and the most desirable dosage in the treatment or prevention of a specific disease. The results of the clinical trials for a new drug are submitted to the FDA as part of a New Drug Application ("NDA").

      Biological drugs, such as vaccines, are subject to Biologics License Applications (BLAs), not NDAs as are other drugs. They must be safe, pure and potent. Generic competition does not exist for biologics, as it does for other drugs. Biological drugs are generally subject to the same testing, manufacturing, distribution, marketing, labeling, advertising and other requirements for other drugs.

      To the extent all or a portion of the manufacturing process for a product is handled by an entity other than the Company, the manufacturing entity is subject to inspections by the FDA and by other Federal, state and local agencies and must comply with FDA Good Manufacturing Practices ("GMP") requirements. In complying with GMP regulations, manufacturers must continue to expend time, money and effort in the area of production, quality control and quality assurance to ensure full compliance.

      The process of biologic and new drug development and regulatory approval or licensure requires substantial resources and many years. There can be no assurance that regulatory approval will ever be obtained for products developed by the Company. Authorization for testing, approval for marketing of drugs, including biologics, by regulatory authorities of most foreign countries must also be obtained prior to initiation of clinical studies and marketing in those countries. The approval process varies from country to country and the time period required in each foreign country to obtain approval may be longer or shorter than that required for regulatory approval in the United States.

      There are no assurances that clinical trials conducted in foreign countries will be accepted by the FDA for approval in the United States. Product approval or licensure in a foreign country does not mean that the product will be approved or licensed by the FDA and there are no assurances that the Company will receive any approval or license by the FDA or any other governmental entity for the marketing of a drug product. Likewise product approval by the FDA does not mean that the product will be approved or licensed by any foreign country.

Product Status

      All of the Company's products are in various stages of development and testing and the commercial sale of any of these products may not occur until December 2000 at the earliest. As a result, the Company expects to incur substantial losses for the foreseeable future. The Company's estimates of the costs associated with future research and clinical studies may be substantially lower than the actual costs of these activities. If the Company's cost estimates are incorrect, the Company will need additional funding for its research efforts. There can be no assurance that the Company's products will prove to have any therapeutic or other value.

      The following is a summary of the status of the products which are being developed by the Company:
                                                Projected Cost   Projected Date
                        Anticipated FDA      Needed to Complete   of Completion
Product Name               Classification                       Studies/Trials
of Studies/Trials

Arthritic Pain New Drug Application            $1,500,000                 (1)
Sexual DysfunctionNew Drug Application         $1,500,000    January 2002 (2)
Skin CareCosmetic/OTC Drug $1,500,000                                     (1)


(1) The Company plans to fund the majority of the costs of these studies by licensing the rights to these products to a joint venture partner. As of June 30, 2000 the Company had not entered into any agreements with any third party with respect to the further development of these products. Clinical studies are expected to last 18 to 24 months.

(2) The Company has licensed this product to Ixora Bio-Medical Co. See Page 8 of this registration statement. Pursuant to the terms of the Licensing Agreement Ixora is responsible for all the costs required to obtain regulatory approval of this product. Clinical studies and related research are expected to be completed by January 2002.

      As of June 30, 2000 the Company the Company had not applied to the FDA to obtain clearance to begin any clinical trials.

Research and Development

      As part of its ongoing research and development program the Company intends to develop and commercialize as many products based on its IPM technology as possible. The Company is in the early stages of developing formulations involving morphine, and other compounds. Its long-range goal is to exploit every possible use of the IPM technology where the matrix delivery system improves therapeutic effects of the drug that is being delivered.

      During the years ended December 31, 1998 and 1999 the Company spent $41,372 and $185,143 respectively on research and development. The Company's research and development expenditures do not include research and development expenses relating to the Company's Sexual Dysfunction Drug which were paid by Ixora Biomedical Co.

Patents and Trademarks

      As of June 30, 2000, the Company owned eight U.S. patents, two U.S. patents applications and twelve international patent applications designating over 100 foreign countries with claims relating to its sustained release delivery matrix system, systems containing drug preparations, uses of the systems for various treatment therapies and addiction therapeutic program.

      The Company's patents will expire between 2015 and 2017.

Employees

      As of June 30, 2000 the Company had four full time employees and one part time employee.

Item 2.  Management's Discussion and Analysis and Plan of Operations

      All of the Company's products are in the development stage. As a result, the Company has not generated any revenues from the sale of its products. Revenues since its inception represent payments received from Ixora. See Page 8 of this Registration Statement for further information concerning the Company's agreement with Ixora.

      Due to the lack of any significant revenues, the Company has relied upon proceeds realized from the public and private sale of its common stock and convertible notes to meet its funding requirements. Funds raised by the Company have been expended primarily in connection with research, development, clinical studies and administrative costs. Since the Company does not anticipate realizing revenues until such time as it begins the commercial sale of its products or enters into licensing arrangements regarding these products (which could take a number of years), the Company will be required, through the sale of securities, debt financing or other arrangements, to fund its operations. However, there can be no assurance that such financing will be available or be available on favorable terms.

      The primary components of general and administrative expenses during the last two years were:
                                          1999              1998
                                          ----              ----

      Officer's salary                  $110,000          $120,000
      Employee salaries and benefits     $91,830           $63,662
      Less: Salaries classified as
         Research & Development        ($135,494)        ($181,143)
      Investor Relations                 $91,941           $15,000
      Stock Options and Awards          $449,656                --
      Commissions paid on sales of
         Convertible Notes               $27,471                --
      Financial Consulting               $42,876           $36,000
      Legal and Auditing                 $92,802          $106,851
      Other Supplies and Expenses        $58,315           $29,682

         Total                          $829,397          $190,052

      During the year ended December 31, 1999 the Company recorded an expense of $449,656 (which did not require the use of cash) associated with the grant of options to consultants and employees and common stock issued in consideration for services.

      During the three months ended March 31, 2000 research and development expenses increased due to the start of clinical trials in Toronto, Canada as well as deferred compensation paid to the Company's president. The clinical trials pertain to the Company's arthritic pain drug. During this same period general and administrative expenses increased as the result of sales commissions paid in connection with the sale of the Company's convertible notes, additional administrative personnel and increased legal expenses.

Liquidity and Sources of Capital

      The Company's operations used approximately $55,000 in cash during the period ended December 31, 1998. During this period the Company also spent approximately $55,000 on patent and trademark applications. Cash required during 1998 was generated through sales of the Company's common stock ($378,785) and convertible notes ($125,000).

      During the year ended December 31, 1999 the Company's operations used approximately $348,000 in cash and the Company spent approximately $166,000 on patent and trademark applications. Cash required during the year was generated through sales of the Company's common stock ($60,000) and convertible notes ($1,077,000).

      The Company's operations used approximately $442,000 in cash during the quarter ended March 31, 2000. During this same period the Company purchased equipment having a cost of $13,204 and spent $54,434 on patents. Cash required during this period was derived from the sale of convertible notes ($265,000) and from the Company's cash on hand at December 31, 1999.

      During fiscal 2000, the Company expects that it will spend between $110,000 and $150,000 on research, development, and clinical studies, which is exclusive of amounts to be paid by Ixora Medical Co. for clinical studies relating to the Company's sexual dysfunction drug. As of June 30, 2000 the Company had working capital of approximately $587,000 (exclusive of the convertible debentures that are expected to be converted to equity and liabilities due to shareholders of the Company). The Company plans to use its existing financial resources as well as the proceeds from the sale of its common stock to fund its capital requirements during this period. The Company does not have any commitments from any third party to provide any capital to the Company It should be noted that substantial funds may be needed for more extensive research and clinical studies which may be necessary before the Company will be able to sell any of its products on a commercial basis.

      Other than funding its research and development activities and operating losses, the Company does not have any material capital commitments.

Plan of Operation

      During the twelve months ending June 30, 2001 the Company:

o will attempt to license or joint venture the technology relating to its Arthritic Pain Drug to a larger corporation which has the financial resources required to perform the clinical studies required for FDA approval.

o with the funding received from Ixora apply to the FDA for clearance to begin Phase I clinical trials to test the Company's Sexual Dysfunction Drug.

o plans to continue testing the Company's skin care products with a view to licensing the IPM technology to third parties for use in products which will be classified as cosmetics or OTC drugs.

      During this twelve month period the Company does not anticipate hiring more than two employees.

Item 3.  Description of Property.

      The Company's executive offices are located at 800 Sheppard Avenue West, Commercial Unit 1, North York, Ontario, Canada. The Company leases this space at a rate of $1,200 per month pursuant to the lease which expires in 2003.

      The Company's research facilities are located at SFBC in Miami Florida. The Company's laboratories are registered and licensed by the State of Florida and are in compliance with the FDA's Good Manufacturing Practices. The state of the art equipment in these facilities include: three Cafano mixing systems, a 20 foot commercial depyrogenating oven, sterilized fume hood autoclaves, and a Milipure sterile manufacturing water system.

Item 4.         Security Ownership of Certain Beneficial Owners and Management.

      The following table sets forth certain information as of March 31, 2000 concerning the common stock owned by each officer and director of the Company, and each other person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock.

Name and Address                     Shares Owned        Percentage Ownership

Alan Drizen                          2,524,924 (1)                24%
1201-100 Canyon Avenue
Toronto, Ontario, Canada  M3H 5T9

Peter Rothbart                       2,679,924 (2)                26%
274 St. Clements Avenue.
Toronto, Ontario, Canada  M4R 1H5

Gary Nath                            1,848,226                    18%
6106 Goldtree Way,
Bethesda, Maryland 20817

Lisa Krinsky                         1,127,240 (3)                11%
11190 Biscayne Blvd.
Miami, Florida 33181

Arnold Hantman                         498,389                     5%
11190 Biscayne Blvd.
Miami, Florida 33181

(All Officers and Directors as
a group, 3 persons)                  7,053,074                    68%

(1) Includes shares held by the Canyon Trust, a discretionary trust, of which Mr. Drizen may be deemed the beneficial owner.
(2) Includes shares held by the Shirlaine Establishment Trust, of which Mr. Rothbart may be deemed the beneficial owner.
(3) Includes shares held by the South Florida Bioavailability Clinic of which Lisa Krinsky is the majority shareholder.

There are no arrangements known to the Company which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

      The directors and executive officers of the Company are as follows:

          Name                    Age            Position

          Alan Drizen             60             President and Director
          Peter Rothbart, M.D.    61             Treasurer and Director
          Gary M. Nath            54             Secretary and Director

      Alan Drizen has been President and a director of the Company since its inception. He has spent 30 years in senior positions including Chairman of the Board and a director of a number of pharmaceutical companies. He was educated in England, the United States and Canada and trained as a biochemist. Mr. Drizen has both technical and managerial expertise in the development and commercialization of new drugs. In the late 1980's, Mr. Drizen and his team of scientists characterized molecules known as mucopolysaccharides which led to the founding of Hyal Pharmaceutical Corporation, a public company listed on the Toronto Stock Exchange and NASDAQ. The analytical standard, developed by his team, for one particular molecule, sodium hyaluronate, now a component of many pharmaceutical preparations, is still used by the Canada Health Protection Branch as the official standard for this drug. Mr. Drizen's interest in polymer chemistry eventually led to his collaboration with Dr. Peter Rothbart and to the discoveries on which the Companys technologies are based.

      Peter Rothbart, M.D., Medical Director, has been a director and Treasurer of the Company since its inception. He has been a consulting anesthetist for over 20 years and is a leading pain specialist and principal of the Rothbart Pain Management Clinic in Toronto, Canada. Dr. Rothbart is currently President of the North American Cervicogenic Headache Society, an association of specialists in the treatment of cervicogenic headaches. He was also recently elected Chair of the Chronic Pain Section of the Ontario Medical Association. In collaboration with Alan Drizen, Dr. Rothbart discovered the IPM delivery system. In addition to his role as a director of the Company and Medical Director, Dr. Rothbart is using the Company's diclofenac matrix in his Toronto clinic on a compassionate basis.

      Gary M. Nath, has been Secretary and a director of the Company since its inception. He has a BS degree in Biology and Chemistry, two years of post-graduate work in Biochemistry and a law degree. Mr. Nath has worked in the patent and trademark law departments of FMC Corporation, NL Industries, and Warner Lambert Company in the capacities of patent attorney, group patent and trademark counsel and general patent counsel, respectively. Mr. Nath is the founding and managing partner of the intellectual property law firm Nath & Associates located in Washington, DC. He counsels a wide range of domestic and international clients across a broad range of technologies, including chemical, pharmaceutical, biotechnical and mechanical fields. He has published extensively and has spoken on intellectual property law procurement, enforcement and transfer before numerous professional and lay groups in the United States and Japan. He is a member of the American Bar Association, the New Jersey Bar
Association, the American Intellectual Property Law Association, the International Patent Association, the Association of University Technology Managers, and is admitted to practice before the U.S. Patent and Trademark Office, Canadian Patent Office and numerous courts around the United States.

Item 6.  Executive Compensation.

         The following table sets forth in summary form the compensation earned or received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who earned or received in excess of $100,000 during the fiscal years ended December 31, 1998 and 1999.

                            Annual Compensation         Long Term Compensation

                                                                          All
                                                      Re-               Other
                                           Other     stric-             Com-
Name and                                  Compen-    Stock    Options    pensa-
Principal        Fiscal  Salary  Bonus    sation    Awards    Granted     tion
Position          Year     (1)     (2)     (3)       (4)        (5)       (6)
------------     -------

Alan Drizen,
President and     1999 $110,000    --        --        --       --          --
Chief Executive   1998 $120,000    --        --        --       --         --
Officer

(1)  The dollar value of base salary (cash and non-cash) received or earned.
(2)  The dollar value of bonus (cash and non-cash) received.
(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.
(4) During the period covered by the foregoing table, the shares of restricted stock issued as compensation for services. The table below shows the number of shares of the Company's common stock owned by the officers listed above, and the value of such shares as of December 31, 1999.

         Name                       Shares            Value

         Alan Drizen             2,524,924         $10,100,000

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the period covered by the table
(6) All other compensation received that the Company could not properly report in any other column of the table.

    The following shows the amounts which the Company expects to pay to its officers during the twelve month period ending December 31, 2000, and the time which the Company's executive officers plan to devote to the Company's business. The Company does not have employment agreements with any of its officers.

                                Proposed        Time to be Devoted
      Name                    Compensation      To Company's Business

     Alan Drizen               $120,000                 100%
     Petar Rothbart           -----                       5%
     Gary M. Nath             -----                      15%

(1) The compensation to be paid to these persons will depend upon funding the Company receives separate and apart from this offering.

      Gary Nath provides legal services to the Company. See Part I, Item 7 of this registration statement. During the year ending December 31, 2000 the Company expects that it will continue to use the services of Mr. Nath's law firm.

                  The Company's Board of Directors may increase the compensation paid to the Company's officers depending upon the results of the Company's future operations.

      The Company does not have any employment agreements with any of its executive officers.

      The Company has not granted any options to any of its officers or directors.

Long Term Incentive Plans - Awards in Last Fiscal Year

         None.

Employee Pension, Profit Sharing or Other Retirement Plans

         The Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

         Standard Arrangements. At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

         Other Arrangements. During the year ended December 31, 1999, and except as disclosed elsewhere in this registration statement, no director of the Company received any form of compensation from the Company.

         See " Stock Option and Bonus Plans" below for information concerning stock options and stock bonuses granted to the Company's officers and directors.

Stock Option and Bonus Plans

         The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of each Plan follows. In some cases these three Plans are collectively referred to as the "Plans".

         Incentive Stock Option Plan. The Incentive Stock Option Plan authorizes the issuance of options to purchase up to 600,000 shares of the Company's Common Stock, less the number of shares already optioned under both this Plan and the Non-Qualified Stock Option Plan. The Incentive Stock Option Plan became effective on March 15, 2000 and will remain in effect until March 15, 2010 unless terminated earlier by action of the Board. Only officers, directors and key employees of the Company may be granted options pursuant to the Incentive Stock Option Plan.

          In order to qualify for incentive stock option treatment under the Internal Revenue Code, the following requirements must be complied with:

       1. Options granted pursuant to the Plan must be exercised no later than:

         (a) The expiration of thirty (30) days after the date on which an option holder's employment by the Company is terminated.

         (b) The expiration of one year after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's disability or death.

         2. In the event of an option holder's death while in the employ of the Company, his legatees or distributees may exercise (prior to the option's expiration) the option as to any of the shares not previously exercised.

         3. The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

         4. Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant.

         5. The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning the Company's stock which represents more than 10% of the total combined voting power of all classes of stock).

         Non-Qualified Stock Option Plan. The Non-Qualified Stock Option Plan authorizes the issuance of options to purchase up to 600,000 shares of the Company's Common Stock less the number of shares already optioned under both this Plan and the Incentive Stock Option Plan. The Non-Qualified Stock Option

Plan became effective on March 15, 2000 and will remain in effect until March 15, 2010 unless terminated earlier by the Board of Directors. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

         Options granted pursuant to the Plan not previously exercised terminate upon the date specified when the option was granted.

         Stock Bonus Plan. Up to 300,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares; provided, however, that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

         Other Information Regarding the Plans. The Plans are administered by the Company's Board of Directors. The Board of Directors has the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Board of Directors is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

         In the discretion of the Board of Directors, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Board of Directors at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. In the discretion of the Board of Directors payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Board of Directors.

         Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Board of Directors when the shares were issued.

         The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner it deems appropriate, provided that such amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.
         The Plans are not qualified under Section 401(a) of the Internal Revenue Code, nor are they subject to any provisions of the Employee Retirement Income Security Act of 1974.

         Summary. The following sets forth certain information as of June 30, 2000, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's common stock.

                             Total        Shares                    Remaining
                             Shares    Reserved for       Shares     Options/
                            Reserved   Outstanding     Issued As     Shares
Name of Plan               Under Plan    Options      Stock Bonus   Under Plan
------------               ----------  ------------   -----------   ----------

Incentive Stock Option Plan  600,000         --            N/A       600,000
Non-Qualified Stock Option
  Plan                       600,000         --            N/A       600,000
Stock Bonus Plan             300,000        N/A             --       300,000

Other Options

      Between September 1998 and April 30, 2000 the Company granted options to employees, consultants and third parties which collectively allow for the purchase of 1,310,466 shares of the Company's common stock. The options are exercisable at prices ranging between $0.65 and $4.00 per share and expire at various dates between September 2000 and December 2002.

Item 7.  Certain Relationships and Related Transactions.

      In September 1998 the Company sold shares of its common stock to the persons, in the amounts, and for the consideration set forth below:

                                 Number
       Name                     of Shares             Consideration

       Alan Drizen             1,076,308 (1)            $10,763
       Petar Rothbart          1,076,308 (2)            $10,763
       Gary M. Nath              742,784                 $7,423

      In September 1998 the Company issued 6,000,000 shares of its common stock in consideration for all of issued and outstanding shares of LAM Pharmaceuticals LLC, a Florida limited liability company. See Part I, Item 1 of this registration statement. The following officers, directors and other persons received shares of the Company's common stock in connection with this transaction.


            Name                            Shares Acquired

             Alan Drizen                    1,603,616 (1)
             Petar Rothbart                 1,603,616 (2)
             Gary M. Nath                   1,105,942
             Lisa Krinsky                     674,510 (3)
             Arnold Hantman                   376,019
             All Other Sellers as a Group     636,297
                                           ----------
                                            6,000,000

(1) Includes shares held by the Canyon Trust, a discretionary trust, of which Mr. Drizen may be deemed the beneficial owner.
(2) Includes shares held by the Shirlaine Establishment Trust, of which Mr. Rothbart may be deemed the beneficial owner.
(3) Includes shares held by the South Florida Bioavailability Clinic of which Lisa Krinsky is the majority shareholder.

      Subsequent to September 1998 Mr. Drizen sold a portion of his shares in transactions which were exempt pursuant to Rule 144 of the Securities and Exchange Commission, and gifted a portion of his shares to his relatives.

      The Company has received advances from Alan Drizen ($525,000), Peter Rothbart ($170,000) and Gary Nath ($475,000) that were used to fund the Company's operations, research and development and clinical trials. These advances will be repaid, without interest, out of 25% of any net income generated by the Company. Net income will be determined under generally accepted accounting principles and on a quarterly, after tax basis.

      During 1998 and 1999 the Company paid Gary Nath, an officer and director of the Company, $10,721 and $63,210 respectively for legal services provided to the Company. As of December 31, 1999 the Company owed Mr. Nath approximately $124,000 for legal services.

Item 8.  Description of Securities

Common Stock

    The Company is authorized to issue 50,000,000 shares of Common Stock (the "Common Stock"). As of March 31, 2000 the Company had 10,392,500 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

    Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

    Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock.

Preferred Stock

    The Company is authorized to issue up to 5,000,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

      As of June 30, 2000, there were 89 record owners of the Company's common stock. The Company's common stock is traded in the over-the-counter market under the symbol "LAMP". Set forth below are the range of high and low bid quotations for the periods indicated as reported by the National Quotation Bureau. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The Company's common stock began trading in August 1999.

            Quarter Ending              High           Low

                9/30/99                $ 1.38          $0.60
               12/31/99                $ 4.00          $0.88
                3/31/00                $10.00          $4.00
                6/30/00                $ 9.25          $4.75

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends and the Company does not have any current plans to pay any dividends.

      Between September 1998 and April 30, 2000 the Company granted options to employees, consultants and third parties which collectively allow for the purchase of 1,310,466 shares of the Company's common stock. The options are exercisable at prices ranging between $0.65 and $4.00 per share and expire at various dates between September 2000 and December 2002.

Item 2.  Legal Proceedings.

         None

Item 3.  Changes in and Disagreements with Accountants.

      Effective November 8, 1999 the Company retained Rotenberg & Company, LLP to act as the Company's independent certified public accountants. In this regard Rotenberg & Company replaced Ernst & Young, LLP ("Ernst & Young") which audited the Company's financial statements for the fiscal year ended December 31, 1997. The Company replaced Ernst & Young since the Company's accounting functions were transferred from Florida to Ontario, Canada. The report of Ernst & Young for this fiscal year did not contain an adverse opinion, or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles. However, the report of Ernst & Young for this fiscal year was qualified with respect to uncertainty as to the Company's ability to continue as a going concern. During the Company's two most recent fiscal years and subsequent interim period ending November 8, 1999, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young would have caused it to make reference to such disagreements in its reports.

      The Company has authorized Ernst & Young to discuss any matter relating to the Company and its operations with Rotenberg & Company.

      The change in the Company's auditors was recommended and approved by the board of directors of the Company. The Company does not have an audit committee.

      During the two most recent fiscal years and subsequent interim period ending November 8, 1999, the Company did not consult with Rotenberg & Company regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement or a reportable event as defined in the regulations of the Securities and Exchange Commission.

Item 4.  Recent Sales of Unregistered Securities.

      A. In September 1998 the Company acquired all of the issued and outstanding shares of LAM Pharmaceuticals LLC ("LAM") for 6,000,000 shares of the Company's common stock. At the time of acquisition LAM had the rights to the proprietary drug delivery technology and pharmaceuticals that are being developed by the Company.

      B. In September 1998 the Company sold 3,930,000 shares of its common stock to twelve persons for $39,300, or $0.01 per share, and sold 63,000 shares of its common stock to 61 persons for $6,300, or $0.10 per share. Between October 1998 and October 1999 the Company sold 399,500 shares of its common stock to 18 persons for $399,500, or $1.00 per share.

      C. Between June 1999 and February 2000 the Company sold convertible notes in the principal amount of $1,517,000 to 29 persons. The notes are unsecured, bear interest at 9.5% per year, and are due and payable at various dates between June 2000 and February 2001. At the option of the holder, each $1.00 of (unpaid not) principal may be converted into two shares of the Company's common stock.

      The sales of shares referenced in Note B were exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission. At the time of these sales the Company was not subject to the reporting requirements of the Securities Exchange Act of 1934 and the total amount received by the Company from the sale of these shares was less than $1,000,000. No underwriters were involved with the sale of these securities and no commissions or other forms of remuneration were paid to any person in connection with these sales.

      The sale of the common stock and convertible notes referenced in Notes A and C were exempt transactions under Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering. The shareholders of LAM and the holders of the convertible notes acquired these securities for investment purposes only and without a view to distribution. At the time the shareholders of Lam and the holders of the convertible notes acquired these securities, all were fully informed and advised about matters concerning the Company, including its business, financial affairs and other matters. The shareholders of LAM and the holders of the convertible note acquired the securities for their own account. The certificates evidencing the securities purchased by the shareholders of LAM bear a legend stating that they may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to an applicable exemption from registration. The shares purchased by the shareholders of LAM and the holders of the convertible note are "restricted" securities as defined in Rule 144 of the Securities and Exchange Commission. Although no underwriters were involved with the sale of these securities, the Company paid sales commissions of $74,600 to an unrelated third party in connection with the sale of its convertible notes.

Item 5.  Indemnification of Directors and Officers.

      The Delaware Corporation Law and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    PART F/S

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


TABLE OF CONTENTS
------------------------------------------------------------------------------


Independent Auditors' Report                                        F-2

Balance Sheets at December 31, 1999 and 1998                        F-3

Statements of Changes in  Stockholders'  Deficit for the
Period From the Date Of Inception (February 1, 1994)
Through December 31, 1999                                        F-4 to F-5

Statements of Operations  for the Years Ended
December 31, 1999,  1998 and 1997 and for the
Period From the Date of Inception (February 1,
1994) Through December 31, 1999                                     F-6

Statements of Cash Flows for the Years Ended
December 31,  1999,  1998 and 1997
and for the Period From the Date of Inception
(February 1, 1994) Through December 31, 1999                     F7 to F-8

Notes to Financial Statements                                   F-9 to F-12

Interim Unaudited Financial Statements                         F-13 to F-20

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
  and Shareholders
L.A.M. Pharmaceutical, Corp.
Miami, Florida


      We have audited the accompanying balance sheets of L.A.M. Pharmaceutical, Corp. (A Development Stage Company) as of December 31, 1999 and 1998, and the related statements of changes in stockholders' deficit, operations and cash flows for each of the three years in the period ended December 31, 1999 and for the period from the date of inception (February 1, 1994) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.A.M. Pharmaceutical, Corp. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 and for the period of inception (February 1, 1994) through December 31, 1999.






Rotenberg & Company, LLP
Rochester, New York
  March 15, 2000

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida

BALANCE SHEETS
--------------------------------------------------------------------------------

December 31,                                        1999                1998
--------------------------------------------------------------------------------

ASSETS

Current Assets
Cash and Cash Equivalents                         $558,710           $ 410,577

Cash Held by Broker - Debentures                   465,000                 --
Note Receivable - Debentures                        50,000                 --
Accounts Receivable                                 75,000            114,349
Investment in Affiliate                                 --             85,260
Prepaid Expenses                                        --              5,320

--------------------------------------------------------------------------------
Total Current Assets
                                                 1,148,710            615,506

Property and Equipment - Net of
 Accumulated Depreciation                            4,922              3,648

Other Assets
Patents and Trademarks - Net of Accumulated
 Amortization
                                                   232,417             74,178
--------------------------------------------------------------------------------
Total Assets                                    $1,386,049           $693,332
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts Payable and Accrued Expenses           $ 111,627          $ 52,944

Convertible Debentures
                                                1,252,000                --
Deposit on Debentures
                                                       --           125,000
Note Payable
                                                       --             5,320
--------------------------------------------------------------------------------
Total Current Liabilities
                                                 1,363,627          183,264

Non-Current Liabilities
Due to Stockholders                              1,390,837        1,266,837
Deferred Revenue                                   207,360          207,360
--------------------------------------------------------------------------------
Total Liabilities                                2,961,824        1,657,461

--------------------------------------------------------------------------------

Stockholders' Deficit
Common Stock - $.0001 Par; 50,000,000 Shares Authorized;
                            10,392,500  and 10,332,500
Shares Issued
                            and Outstanding as of
December 31, 1999
                            and 1998, Respectively
                                                     1,039          1,033
Additional Paid in Capital                        3,384,823     1,515,492
                                                  ---------

Deficit Accumulated During Development Stage     (4,961,637)   (2,480,654)
                                                -----------
--------------------------------------------------------------------------------

Total Stockholders' Deficit
                                                (1,575,775)      (964,129)
--------------------------------------------------------------------------------

Total Liabilities and Stockholders' Deficit      $1,386,049        693,332
--------------------------------------------------------------------------------

 The accompanying footnotes are an integral part of this financial statement.

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Period From the Date of Inception (February 1, 1994) Through
December 31, 1999
--------------------------------------------------------------------------------

                                                                    Deficit
                                                                  Accumulated
                                                    Additional   During Total
                                   Common  Paid-In  Development Stockholders'
                           Shares   Stock   Capital    Stage     Equity(Deficit)
--------------------------------------------------------------------------------

Inception -
February 1, 1994          $ --     $ --     $ --      $ --        $ --

Capital Contribution -
Services Rendered           --       --   22,799        --      22,799

Capital Contribution -
Laboratory Equipment        --      --   24,245        --      24,245

Net Loss
                            --      --       --   (356,393)  (356,393)
--------------------------------------------------------------------------------

Balance -
December 31, 1994           --      --   47,044   (356,393)  (309,349)

Capital Contribution -
Services Rendered           --      --  172,020        --     172,020

Net Loss                    --      --       --   (522,095)  (522,095)
--------------------------------------------------------------------------------

Balance -
December 31, 1995           --      --  219,064  (878,488)  (659,424)

Capital Contribution -
Services Rendered           --      --  185,495        --    185,495

Capital Contribution -
Leasehold Improvements      --      --    9,775        --      9,775

Capital Contribution -
Interest Expense            --      --   49,738        --     49,738

Capital Contribution
in Cash                     --      --   51,001        --     51,001

Net Loss                    --      --       --   (643,733) (643,733)
--------------------------------------------------------------------------------

Balance -
December 31, 1996           --     $--  $515,073 $(1,522,221) $(1,007,148)


                                                              - continued -

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Period From the Date of Inception (February 1, 1994) Through
December 31, 1999
--------------------------------------------------------------------------------
-Continued-

                                                                    Deficit
                                                                  Accumulated
                                                    Additional   During Total
                                   Common  Paid-In  Development Stockholders'
                           Shares   Stock   Capital    Stage     Equity(Deficit)

--------------------------------------------------------------------------------

Balance -
 December 31, 1996            --    $ --   $515,073  $(1,522,221) $(1,007,148)

Capital Contribution -
 Services Rendered            --      --    377,072          --       377,072

Capital Contribution -
 Interest Expense             --      --     99,477          --        99,477

Capital Contribution
 in Cash                      --      --    111,199          --       111,199

Distribution                  --      --    (30,000)         --       (30,000)

Net Loss                      --      --         --    (499,626)     (499,626)
--------------------------------------------------------------------------------

Balance -
December 31, 1997             --      --   1,072,821 (2,021,847)     (949,026)

Recapitalization as L.A.M.
  Pharmaceutical, Corp.   6,000,000  600        (600)        --            --

Capital Contribution -
 Interest Expense             --      --     103,579         --       103,579

Issuance of Common
 Stock for Cash          4,332,500   433     378,352         --       378,785

Distribution                  --      --     (38,660)        --       (38,660)

Net Loss                      --      --          --   (458,807)     (458,807)
--------------------------------------------------------------------------------

Balance -
 December 31, 1998    10,332,500   1,033    1,515,492  (2,480,654)   (964,129)

Capital Contribution -
 Interest Expense             --      --      107,681         --      107,681

Issuance of Common
 Stock for Cash           60,000       6       59,994         --       60,000

Stock Options and
Awards Granted -
  Compensation for
Services Rendered             --      --      449,656         --      449,656


Conversion Premium on         --      --    1,252,000         --    1,252,000
    Convertible Debentures
Net Loss                      --      --           --  (2,480,983) (2,480,983)
--------------------------------------------------------------------------------
Balance -
December 31, 1999     10,392,500   $1,039  $3,384,823  $(4,961,63) $(1,575,775)
--------------------------------------------------------------------------------

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1999, 1998, 1997 and for the
Period
From the Date of Inception (February 1, 1994) Through December
31, 1999
-------------------------------------------------------------------------------

                                                                     Date of
                                                                    Inception
                                                                   (February 1,
                                                                          1994)
                                                                     Through
                                                                   December 31,
                                 1999        1998       1997           1999
--------------------------------------------------------------------------------

Total Revenue                  $ ----      $ ----    $200,000       $200,000

--------------------------------------------------------------------------------

Expenses
Research and Development
                               185,143     41,372   434,103      1,886,847
General and Administrative
                               829,397    190,052   153,523      1,529,614
Interest Expense
                               120,625    103,579    99,477        373,419
Conversion Premium on
    Convertible Debentures   1,252,000         --        --      1,252,000
--------------------------------------------------------------------------------
Depreciation and Amortization
                               11,159      3,467    12,523         42,810
--------------------------------------------------------------------------------

Total Expenses
                            2,398,000    338,470   699,626      5,084,690
--------------------------------------------------------------------------------

Income from Operations     (2,398,000)  (338,470) $(499,626)   (4,758,641)
--------------------------------------------------------------------------------


Other Income (Expense)
Interest Income                 2,601      1,763      ----          4,364
Loss on Investment in
Affiliate                     (85,260)  (122,100)     ----      (207, 360)

Total Other Income
(Expense)                     (82,659)  (120,337)     ----       (202,996)


--------------------------------------------------------------------------------

Net Loss                 $ (2,480,983) $(458,807) $(499,626)  $ (4,961,637)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Loss Per Common Share - Basic
  and Diluted                $  (0.24)    $(0.05)  $ (0.08)         $(0.62)
--------------------------------------------------------------------------------


Weighted Average Number of
Common
 Shares Outstanding         10,392,500  10,047,917  6,000,000
--------------------------------------------------------------------------------

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999, 1998, 1997 and for
the Period
From the Date of Inception (February 1, 1994) Through
December 31, 1999
--------------------------------------------------------------------------------

                                                                     Date of
                                                                    Inception
                                                                   (February 1,
                                                                          1994)
                                                                     Through
                                                                   December 31,
                                 1999        1998       1997           1999
--------------------------------------------------------------------------------
Cash Flows from Operating
 Activities
Net Loss                   $(2,480,983)  $(458,807)  $(499,626)   $(4,961,637)
Adjustments to Reconcile
 Net Loss to Net Cash
 Flows From Operating
Activities:
 Depreciation and Amortization  11,159      3,467       12,523        42,810
    Capital Contributions:
      Services Rendered including
Stock
     Options and Awards Granted  449,656       --      377,072     1,207,042
Conversion Premium on
    Convertible Debentures     1,252,000       --           --     1,252,000
      Interest Expense           107,681    103,579     99,477       360,475
Changes in Assets and Liabilities:
    Accounts Receivable           39,349     85,651   (200,000)      (75,000)
    Prepaid Expenses               5,320     (3,225)    (2,095)           --
    Accounts Payable and Accrued
Expenses                         132,683     (4,443)    49,187       185,627
    Due to Stockholders               --     96,525     85,911     1,266,837
--------------------------------------------------------------------------------

Net Cash Flows from Operating
Activities                      (347,875)   (55,153)  (77,551)     (464,486)
--------------------------------------------------------------------------------

Cash Flows from Investing Activities
Acquisition of Equipment
                                  (4,274)      (812)        --       (5,086)
Acquisition of Patents
and Trademarks                  (166,398)   (31,091)   (27,461)    (241,043)
--------------------------------------------------------------------------------

Net Cash Flows from Investing
Activities                      (170,672)   (31,903)   (27,461)    (246,129)
--------------------------------------------------------------------------------

Cash Flows from Financing Activities
Cash Capital Contributions            --         --    111,199      162,200
Proceeds from Issuance of Common
Stock                              60,000    378,785        --      438,785
Proceeds from (Repayment) of Notes
Payable                            (5,320)     3,225     2,095           --
Proceeds from Convertible
 Debentures                     1,077,000    125,000        --    1,202,000
Distributions to Stockholders          --    (38,660)  (30,000)     (68,660)
--------------------------------------------------------------------------------

Net Cash Flows from Financing
Activities                      1,131,680    468,350    83,294    1,734,325
--------------------------------------------------------------------------------
Net Increase (Decrease) in Cash
  and Cash Equivalents            613,133    381,294   (21,718)   1,023,710


Cash and Cash Equivalents -
Beginning                         410,577     29,283    51,001           --
  of Period

Cash and Cash Equivalents - End of
Period                         $1,023,710   $ 410,577  $29,283    $1,023,710
--------------------------------------------------------------------------------

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 1999, 1998, 1997 and for
the Period
From the Date of Inception (February 1, 1994) Through
December 31, 1999                                                 -Continued-
--------------------------------------------------------------------------------

                                                                     Date of
                                                                    Inception
                                                                   (February 1,
                                                                          1994)
                                                                     Through
                                                                   December 31,
                                 1999        1998       1997           1999

--------------------------------------------------------------------------------

NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of Common Stock in Exchange
  for Property and Equipment         $ --    $  --     $  --      $  34,020
--------------------------------------------------------------------------------

Acquisition of Investment
in Affiliate                     $  --     $207,360    $  --      $ 207,360

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note A - Summary of Transaction
        L.A.M. Pharmaceutical, Corp. (the Company) was initially formed as L.A.M. Pharmaceutical, LLC (the LLC) on February 4, 1997. From February 1, 1994 to February 4, 1997 the Company conducted its activities under the name RDN. In September 1998, the members of L.A.M. Pharmaceuticals LLC, a Florida Limited liability company, exchanged all of their interests in the LLC for 6,000,000 shares of the Company's common stock. The stock exchange between the Company and the members of the LLC is considered a recapitalization or reverse acquisition. Under reverse acquisition accounting, the LLC was considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of the Company. The accompanying financial statements include the historical accounts of the Company, the LLC and RDN since February 1, 1994. All inter-company accounts and transactions have been eliminated.

Note B - Nature of Operations  and Summary of  Significant  Accounting  Policies
     L.A.M. Pharmaceutical, Corp. was incorporated on July 24, 1998 under the laws of the State of Delaware. The Company has the authority to issue 50,000,000 shares of common stock, $.0001 par value. The Company is engaged in the research and development of Novel, Proprietary, Long Lasting Injectable Drugs and Delivery Systems for Transdermal and Topical Drugs.

        Development Stage
        The Company has operated as a  development  stage  enterprise  since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its products. Accordingly, the financial statements of the Company have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises," issued by the Financial Accounting Standards Board.

        Revenue Recognition

        Revenues are recognized when earned. On December 31, 1997 the Company entered into an exclusive world-wide license agreement (the License Agreement) with Ixora Bio-Medical Company Inc. (Ixora). Under the License Agreement, Ixora will pay the Company $500,000 for the exclusive rights of the Company's male and female sexual dysfunction product technology. In addition, the Company will own 37% of Ixora and will receive a royalty equal to 9% of the net sales under the License Agreement. A payment of $200,000, which is non-refundable, has been made by Ixora to the Company with the balance to be paid in the next quarter. Such payments will be recorded when received by the Company. Ixora will also pay for all costs for the full development, registration and protection of intellectual property, including but not limited to patent costs, raw material costs, clinical development costs and compensation of all Company personnel involved in the sexual dysfunction product technology.

        Method of Accounting
        The   corporation   maintains  its  books  and  prepares  its  financial
        statements on the accrual basis of accounting.

        Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

                                                              - continued -

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

-continued-


        Concentrations of Credit Risk
        Financial instruments which potentially expose the Corporation to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments.

        Cash and Cash Equivalents
        Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The company maintains cash and cash equivalents at financial institutions that periodically may exceed federally insured amounts.

        Cash Held by Brokers - Debentures
        Cash held by brokers- debentures consist of interest bearing term deposit accounts having maturity dates of three months or less.

        Property, Equipment and Depreciation
        Property and equipment are stated at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives as follows:

                  Furniture and Fixtures                     5 - 7 Years
                  Computer Equipment                         5 - 7 Years
                  Leasehold Improvements                         5 Years

        Maintenance  and repairs are charged to expense.  The cost of the assets
        retired  or   otherwise   disposed  of  and  the   related   accumulated
        depreciation are removed from the accounts.

        Patents and Trademarks
Patents are carried at cost and are  amortized  using the  straight-line  method over their estimated useful lives, not to exceed 17 years from the date of issuance of the patent. Amortization expense for the years ended December 31, 1999, 1998 and 1997 was $8,159, $467 and $-0-,
        respectively.

        Research and Development Costs
        Research and development expenditures are expensed as incurred.

        Net Income (Loss) Per Common Share
Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities. Diluted earnings per share is the same as basic earnings per share for all of the periods presented since the effect of the conversion of the debentures and the stock options and awards granted would have an anti-dilutive effect on earnings per share.

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


--------------------------------------------------------------------------------

Note B - Nature of Operations and Summary of Significant Accounting Policies - continued


        Income Taxes
        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The Company had no material deferred tax assets or liabilities for the periods presented. Deferred tax assets arising from the net operating losses incurred during the development stage have been fully reserved against due to the uncertainty as to when or whether the tax benefit will be realized.

        Stock Options and Awards
        As described in Note J, the corporation has elected to follow the accounting provisions of Accounting Principles Board Opinion (APBO) No. 25 Accounting for Stock Issued to Employees, for stock-based compensation. Pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation has not been furnished due to the short history of the Company.


Note C - Investment in Affiliate

Investment in Affiliate consists of a 37% interest in Ixora Biomedical Company, Inc. The investment consists of the following at December 31,

        Original Investment, January 1, 1998                  $  207,360
        Investor's Share of Loss for the Year
        ending December 31, 1998                               $(122,100)

        Carrying value of Investment, December 31, 1998       $   85,260
        Investor's Share of Loss for the Year ending
        December 31, 1999                                      $ (85,260)

        Carrying value of Investment December 31, 1999             $  --


Note D -          Licensing Agreement
        The Company has an exclusive license agreement (the License Agreement) with Ixora Bio-Medical Company, Inc. (Ixora). Under the License Agreement, Ixora has agreed to pay the Company $500,000 for the exclusive rights of the Company's male and female sexual dysfunction product technology. Ixora has also agreed to pay all costs for the development, registration and protection of intellectual property, including but not limited to patent costs, raw material costs, clinical development costs and compensation of all Company personnel involved in the sexual dysfunction product technology.

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


--------------------------------------------------------------------------------


Note E -Property and Equipment
        Property and equipment are recorded at cost and consisted of the following:

        ------------------------------------------------------------------------
        December 31,                                            1999      1998
        ------------------------------------------------------------------------

        Furniture and Fixtures                               $25,960   $25,057
        Computer Equipment                                     3,371        --
        Leasehold Improvements                                 9,775     9,775
        ------------------------------------------------------------------------
                                                             $39,106    34,832
        Less:  Accumulated Depreciation                       34,184    31,184
        ------------------------------------------------------------------------
        Net Property and Equipment                            $4,922   $ 3,648
        ------------------------------------------------------------------------

        Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was $3,000, $3,000, and $12,523, respectively.

Note F - Due to Stockholders
        The Company has a liability for 1996 salaries and other expenses due to three of its stockholders totaling $1,050,000 and $216,837, respectively. The Company has agreements with these stockholders, which provides for payment of this obligation without interest, not to exceed 25% of the profits realized by the Company in any year. The Company has imputed interest at 8.5% and charged operations for each of the periods presented with an offsetting credit to additional paid in capital.

Note G -Income Taxes
        The Company has approximately $2,900,000 of net operating loss carryforwards for federal tax purposes as of December 31, 1999, which is available to offset future taxable income and will begin to expire during the year 2013. The Corporation has fully reserved for any future tax benefits from the net operating loss carryforwards since it has not generated any revenues to date.

Note H -Common Stock
        The Company's securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

        The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note I - Convertible Debentures
        The Company issued convertible debentures during 1999 having an aggregate principal balance of $1,252,000. These debentures are unsecured obligations of the Company that mature during the next twelve months and bear interest at an annualized rate of 9.5% payable at maturity. The debentures are convertible into common shares of the Company at $.50 per share (2 shares for each $1 of principal) at any time, at the option of the holder. The common shares issued on conversion have a restriction as to resale for a period of 1 year from the date that the original debenture was issued. The Company may also redeem the debentures at any time upon written notice and payment to the holder of all unpaid principal and interest. The debentures are not subject to any sinking fund requirements. The Company anticipates that the holders of the debentures will exercise their conversion options during 2000.

        The excess of the fair market value of the common stock into which the notes can be converted by the holders at the earliest conversion date, over the proceeds of the convertible debentures is as follows:

                                                       Excess of Fair
                  Number of        Conversion         Value of Common
                  Shares              Premium         over Debentures

                  $  450,000        $    0.50        $     225,000
                      580,000               1              365,400
                   1,474,000                4            5,159,000
                                                         ---------

        Total                                       $    5,749,400

        The excess fair value of the common stock into which the notes can convert at the conversion date, over the proceeds is limited to the amount of the proceeds of the debentures. Accordingly, $1,252,000 has been recorded as a charge to interest expense and a credit to additional paid-in-capital in the accompanying financial statements.

Note J -    Stock Options and Awards
        The Corporation has elected to follow APBO No.25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Corporation, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods such as grants, based on the estimated grant-date fair values of those grants. Pro forma Disclosure under SFAS No. 123 Accounting for Stock-Based Compensation has not been made to the short history of the Company and the thin nature of the trading volume.

        During 1998, the Company granted stock options for 515,500 shares of common stock to investors in connection with the original issuance of shares at exercise prices that were not less than the fair value of the common stock at the date of grant. Additionally, the Company granted stock options for 225,000 shares of common stock to employees and consultants at exercise prices that were not less than fair value. During 1999, the Company granted stock options for

        519,966 shares of common stock to employees and consultants as compensation for services rendered at exercise prices that were below the fair value of the common stock at the date of grant. Accordingly, the Company recognized compensation expense as a charge against operations during 1999 for the difference between the fair value and the exercise price of the common stock at the date of grant. All of the outstanding options are fully vested. Stock options outstanding and exercisable at December 31, 1998 and 1999 are as follows:


                                 Grant       Exercise
                  Shares          Date         Term        Price

Options Issued:  218,000      Sept 1998       24 Months    $.65
                 185,500      Sept 1998       36 Months     .65
                 162,000       Oct 1998       24 Months     .65
                  75,000       Nov 1998       24 Months     .65
                 100,000       Dec 1998       36 Months    1.00
                 -------
Outstanding at
December 31,
 1998           740,500

Options Issued:
                  30,000       Mar 1999       24 Months     .65
                 250,000       Oct 1999       18 Months     .65
                 100,000       Nov 1999       36 Months     .65
                  39,966       Dec 1999        3 Months    1.50
                 100,000       Dec 1999       36 Months    4.00
                 -------
Outstanding at
December 31,
 1999          1,260,466
               =========

In December 1999, the Company granted an award of 25,000 shares of common stock as compensation to an outside consultant. The Company has charged operations for the fair value of the common stock award on the date of grant..

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


TABLE OF CONTENTS
------------------------------------------------------------------------------


Independent Accountants' Report on Interim Financial Statements          F-14

Balance Sheets at March 31, 2000 (Unaudited) and December 31, 1999       F-15

Statements of Changes in  Stockholders'  Deficit for the Period
  From the Date of Inception (February 1, 1994) Through March 31,
  2000 (Unaudited)                                                 F-16 to F-17

Statements  of  Operations  for the Three  Months  Ended
  March 31, 2000 and 1999 (Unaudited) and for the Period
  From the Date of Inception (February 1, 1994)
  Through March 31, 2000 (Unaudited)                                     F-18

Statements  of Cash Flows for the Three  Months  Ended
  March 31,  2000 and 1999 (Unaudited) and for the Period
  from the Date of Inception (February 1,1994)
  Through March 31, 2000 (Unaudited)                                     F19

Notes to Financial Statements                                           F-20

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors
  and Shareholders
L.A.M. Pharmaceutical, Corp.
Miami, Florida


      We have reviewed the accompanying balance sheet of L.A.M. Pharmaceutical, Corp. (a Development Stage Company) as of March 31, 2000 and the related statements of operations, changes in stockholders' deficit and cash flows for the three months ended March 31, 2000 and 1999 and for the period from the date of inception (February 1, 1994) through March 31, 2000, in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.

      A review consists principally of inquiries of Company personnel and analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

      Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

      We have previously audited, in accordance with generally accepted auditing standards, the balance sheets as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and for the period from the date of inception (February 1, 1994)) through December 31, 1999 (presented elsewhere herein); and in our report dated March 15, 2000, we expressed an unqualified opinion on those financial statements.











Rotenberg & Company, LLP
Rochester, New York
  May 12, 2000

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida                                      (Unaudited)
                                                     March 31,     December 31,
BALANCE SHEETS                                         2000           1999
--------------------------------------------------------------------------------

ASSETS

Current Assets
Cash and Cash Equivalents                            $ 48,486       $ 558,710
Cash Held by Broker - Debentures                      750,497         465,000
Note Receivable - Debentures                           50,000          50,000
Accounts Receivable                                    75,000          75,000
-------------------------------------------------------------------------------

Total Current Assets                                  923,983       1,148,710

Property and Equipment - Net of Accumulated
Depreciation                                           17,126           4,922

Other Assets
Patents and Trademarks - Net of Accumulated           283,306         232,417
Amortization
--------------------------------------------------------------------------------

Total Assets                                      $ 1,224,415     $ 1,386,049
-------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts Payable and Accrued Expenses               $ 197,636       $ 111,627
Convertible Debentures                              1,517,000       1,252,000
-------------------------------------------------------------------------------

Total Current Liabilities                           1,714,636       1,363,627

Non-Current Liabilities
Due to Stockholders                                 1,390,837       1,390,837
Deferred Revenue                                      207,360         207,360

-------------------------------------------------------------------------------

Total Liabilities                                   3,312,833       2,961,824
------------------------------------------------------------------------------

Stockholders' Deficit
Common Stock - $.0001 Par; 50,000,000 Shares Authorized;
                            10,392,500 Shares
Issued and Outstanding                                  1,039           1,039
Additional Paid in Capital                          3,676,746       3,384,823
Deficit Accumulated During Development Stage       (5,766,203)     (4,961,637)
--------------------------------------------------------------------------------

Total Stockholders' Deficit                       (2,088,418)     (1,575,775)
-------------------------------------------------------------------------------

Total Liabilities and Stockholders' Deficit      $ 1,224,415     $ 1,386,049
-------------------------------------------------------------------------------

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


STATEMENTS OF CHANGES IN  STOCKHOLDERS'  DEFICIT
For the Period From the Date of Inception (February 1, 1994) Through March 31, 2000 (Unaudited)
-------------------------------------------------------------------------------

                                                                    Deficit
                                                                  Accumulated
                                                      Additional    During        Total
                                              Common   Paid-In    Development  Stockholders'
                                      Shares  Stock    Capital      Stage     Equity/(Deficit)
-----------------------------------------------------------------------------------------------

Inception - February 1, 1994             --    $ --     $  --      $   --       $   --

Capital Contribution - Services
Rendered                                 --      --    22,799          --       22,799

Capital Contribution -  Laboratory
Equipment                                --      --    24,245          --       24,245

Net Loss
                                         --      --        --   (356,393)    (356,393)
--------------------------------------------------------------------------------------
Balance - December 31, 1994
                                         --      --    47,044   (356,393)    (309,349)

Capital Contribution - Services
Rendered                                 --      --   172,020          --      172,020

Net Loss
                                         --      --        --   (522,095)    (522,095)
--------------------------------------------------------------------------------------
Balance - December 31, 1995
                                         --      --   219,064   (878,488)    (659,424)

Capital Contribution - Services
Rendered                                 --      --   185,495          --      185,495

Capital Contribution - Leasehold
Improvements                             --      --     9,775          --        9,775

Capital Contribution - Interest
Expense                                  --      --    49,738          --       49,738

Capital Contribution in Cash
                                         --      --    51,001          --       51,001

Net Loss
                                         --      --        --   (643,733)    (643,733)
--------------------------------------------------------------------------------------
Balance - December 31, 1996
                                         --      --   515,073 (1,522,221)  (1,007,148)

Capital Contribution - Services
Rendered                                 --      --   377,072          --      377,072

Capital Contribution - Interest
Expense                                  --      --    99,477          --       99,477

Capital Contribution in Cash
                                         --      --   111,199          --      111,199

Distributions
                                         --      --  (30,000)          --     (30,000)

Net Loss
                                         --      --        --   (499,626)    (499,626)
--------------------------------------------------------------------------------------
Balance - December 31, 1997              --    $ -- $1,072,821 $(2,021,847) $(949,026)

STATEMENTS OF CHANGES IN STOCKHOLDERS'
DEFICIT
For the Period From the Date of Inception (February 1, 1994) Through March 31, 2000 (Unaudited)
-------------------------------------------------------------------------------
-Continued-

                                                                  Deficit
                                                                Accumulated
                                                   Additional      During          Total
                                          Common    Paid-In     Development    Stockholders'
                                  Shares   Stock    Capital        Stage       Equity/(Deficit)
------------------------------------------------------------------------------------------------

Balance - December 31, 1997         --    $ --    $1,072,821    $(2,021,847)    $ (949,026)


Recapitalization as L.A.M.
  Pharmaceutical, Corp.      6,000,000     600         (600)             --             --

Capital Contribution -
Interest Expense                    --      --      103,579              --        103,579

Issuance of Common Stock
for Cash                     4,332,500     433      378,352              --        378,785

Distributions                       --      --      (38,660)             --        (38,660)

Net Loss                            --      --           --        (458,807)      (458,807)
-------------------------------------------------------------------------------------------
Balance- December 31, 1998  10,332,500   1,033    1,515,492      (2,480,654)      (964,129)

Capital Contribution -
Interest Expense                    --      --      107,681              --        107,681

Issuance of Common Stock
for Cash                        60,000       6       59,994              --         60,000

Stock Options and Awards
Granted -
  Compensation for Services
Rendered                            --      --      449,656              --        449,656

Net Loss                            --      --           --      (1,228,983)    (1,228,983)
-------------------------------------------------------------------------------------------
Balance - December 31, 1999  10,392,500  1,039    3,384,823      (4,961,637)    (1,575,775)

Capital Contribution -
Interest Expense                    --      --       26,923              --         26,923
Conversion Premium on
    Convertible Debentures          --      --      265,000              --        265,000
Net Loss for the Period -
(Unaudited)                         --      --           --        (804,566)     (804,566)
------------------------------------------------------------------------------------------
Balance - March 31, 2000    10,392,500   $1,039  $ 3,676,746    $(5,766,203)  $(2,088,418)
------------------------------------------------------------------------------------------

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2000 and 1999 and for the Period From the Date of Inception (February 1, 1994) Through March 31, 2000 (Unaudited)

                                                               (Unaudited)
                                                                 Date of
                                                                Inception
                                     (Unaudited)            (February 1,1994)
                               Quarter Ended March 31,          Through
                                   2000        1999           March 31, 2000
------------------------------------------------------------------------------

Total Revenue                  $  2,747      $    --           $  202,747
-----------------------------------------------------------------------------

Expenses
Research and Development        251,065       43,102            1,961,864

General and Administrative      226,515       70,619            1,821,789

Conversion Premium on           265,000           --            1,517,000
    Convertible Debt

Interest Expense                 60,188        26,923              43,607

Depreciation and Amortization     4,545         1,545              31.694
-----------------------------------------------------------------------------

Total Expenses                  807,313       142,189           5,765,954
------------------------------------------------------------------------------
Net Loss                     $(804,566)     $(142,189)       $ (5,563,207)
------------------------------------------------------------------------------

Loss Per Common Share -
  Basic and Diluted           $  (0.08)     $   (0.01)       $      (0.66)
-----------------------------------------------------------------------------

Weighted Average Number of
Common Shares Outstanding   10,392,500      10,392,500
-----------------------------------------------------------------------------

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida

STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2000 and 1999, and
for the Period
From the Date of Inception (February 1, 1994) Through
March 31, 2000 (Unaudited)
-------------------------------------------------------------------------------
                                                                      Date of
                                                                     Inception
                                          (Unaudited)              (February 1,
                                        Quarter Ended             1994) Through
                                        March 31, 2000     1999   March 31, 2000
------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net Loss                                $(804,566)     $(142,189)   $(5,563,207)
Non-Cash Adjustments:
    Depreciation and Amortization           4,545          1,545         31,694
    Capital Contributions:
      Services Rendered including Stock
         Options and Awards                    --             --      1,207,042
       Interest Expense                    26,923         26,923        387,398
  Changes in Assets and Liabilities:
    Accounts Receivable                        --             --       (75,000)
    Prepaid Expenses                           --             --            --
    Conversion of Convertible
       Debentures                         265,000             --      1,517,000
    Accounts Payable and Accrued
       Expenses                            86,009         21,120        197,636
    Due to Stockholders - Salaries and
       Expenses                                --             --      1,390,837
    Other                                      --             --          2,025
-------------------------------------------------------------------------------
Net Cash Flows from Operating
    Activities                           (422,089)       (92,601)      (886,575)
-------------------------------------------------------------------------------

Cash Flows from Investing Activities
   Equipment                              (13,204)            --       (18,290)
Patents and Trademarks                    (54,434)       (19,300)     (295,477)
--------------------------------------------------------------------------------
Net Cash Flows from Investing
  Activities                              (67,638)       (19,300)      (313,767)
-------------------------------------------------------------------------------
Cash Flows from Financing Activities
Cash Capital Contributions                     --             --        162,200
Proceeds from Issuance of Common Stock         --             --        438,785
Proceeds from Convertible Debentures      265,000             --      1,467,000
Distributions to Stockholders                  --             --       (68,660)
--------------------------------------------------------------------------------
Net Cash Flows from Financing
   Activities                             265,000             --      1,999,325
-------------------------------------------------------------------------------

Net Increase (Decrease) in Cash and Cash
   Equivalents                           (224,727)      (111,901)       798,983

Cash and Cash Equivalents - Beginning   1,023,710        410,577             --
--------------------------------------------------------------------------------
Cash and Cash Equivalents - Ending     $  798,983     $  298,676     $  798,983
-------------------------------------------------------------------------------

NON-CASH INVESTING AND FINANCING
ACTIVITIES
Issuance of Common Stock in Exchange
  for Property and Equipment           $      --      $     --       $   34,020
--------------------------------------------------------------------------------

L.A.M. PHARMACEUTICAL, CORP.
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Miami, Florida


NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


Note A - Basis of Presentation

        The condensed financial statements of L.A.M. Pharmaceutical, Corp. (the "Company") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included elsewhere herein in the Company's registration statement on Form 10SB.

        The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period of for the calendar year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the Company's registration with the Securities and Exchange Commission and costs incurred to raise capital and acquisitions of patents and trademarks.

                                    PART III

ITEM 1.EXHIBIT

Exhibit
Number      Exhibit Name                                                  Page
--------    ------------                                                 ------

Exhibit 2   Plan of Acquisition, Reorganization, Arrangement,
            Liquidation, etc.                                             None

Exhibit 3   Articles of Incorporation and Bylaws                            *

Exhibit 4   Instruments Defining the Rights of Security Holders

     Exhibit 4.1   Incentive Stock Option Plan                              *

     Exhibit 4.2   Non-Qualified Stock Option Plan                          *

     Exhibit 4.3   Stock Bonus Plan                                         *

Exhibit 9    Voting Trust Agreement                                       None

Exhibit 10   Material Contracts

     Exhibit 10.1   Agreements with Ixora Bio-Medical Co.                   *

Exhibit 27   Financial Data Schedules                                    ____



*    Previously filed

                                   SIGNATURES


   In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    L.A.M. PHARMACEUTICALS, CORP.


Date: July 17, 2000                 By:  /s/ Alan Drizen
                                         ---------------
                                         Alan Drizen
                                         President and Chief Executive Officer